SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in Chairman & Chief Executive Officer of Woori Financial Group Inc.

On March 24, 2023, Woori Financial Group Inc. (“Woori Financial Group”) disclosed that it has appointed Jong-Yong Yim as the new chairman & chief executive officer of Woori Financial Group. Key details are as follows.

1.	Name of the newly appointed chairman & chief executive officer : Jong-Yong Yim

2.	Name of the previous chairman & chief executive officer : Tae-Seung Son

3.	Details regarding the newly appointed chairman & chief executive officer :

1)	Affiliation with the largest shareholder : None

2)	Major Career Experience :

•	Affiliated Professor, Department of Economics, Seoul National University

•	Advisor, Yulchon LLC

•	Special Professor, Yonsei University Graduate School of Economics

•	Chairman, Financial Services Commission

•	CEO, NongHyup Financial Group

4.	Reason for the change : New appointment

5.	Effective Date : March 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 24, 2023	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Vice President